14048850

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8- 48886

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-13 (MM/DD/YY) AND ENDING 12-31-13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dundee Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Adelaide Street East, Suite 2000
(No. and Street)

Toronto (City) Ontario Canada (State) M5C 2V9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Oatway (416) 840-7964
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Suite 2600, 18 York Street, PwC Tower (Address) Toronto Ontario CANADA (City) (State) M5J 0B2 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert M Sellars, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dundee Securities Inc, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)

Financial Statements and Supplemental Information under Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2013
(expressed in US dollars)

pwc

February 28, 2014

## Independent Auditor's Report

**To the Shareholder of Dundee Securities Inc.**

We have audited the accompanying financial statements of Dundee Securities Inc., which comprise the statement of financial condition as at December 31, 2013, and the related statement of operations and changes in shareholder's equity and cash flows for the year then ended.

### Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dundee Securities Inc. at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

*PricewaterhouseCoopers LLP*
*PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2*
*T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca*

**Other matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

**Chartered Professional Accountants, Licensed Public Accountants**

# Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Financial Condition
**At December 31, 2013**

(expressed in US dollars)

| | $ |
|---|---|
| **Assets** | |
| Cash | 7,458,454 |
| Prepayments | 73,775 |
| Due from parent (note 3) | 149,490 |
| Fail to deliver | 475,068 |
| Other (note 6) | 625,010 |
| | 8,781,797 |
| **Liabilities** | |
| Fail to receive | 17,971 |
| Due to carrying broker | 457,097 |
| Accounts payable and accrued liabilities | 48,756 |
| | 523,824 |
| **Commitments and contingencies (Note 7)** | |
| **Shareholder's Equity** | |
| **Capital stock** (note 4) | 1,500,000 |
| **Retained Earnings** | 6,757,973 |
| | 8,257,973 |
| | 8,781,797 |

The accompanying notes are an integral part of these financial statements.

# Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Operations
**For the year ended December 31, 2013**

(expressed in US dollars)

| | $ |
|---|---|
| **Revenues** | |
| Commission income | 5,270,206 |
| Underwriting income | 224,430 |
| Total Revenue | 5,494,636 |
| **Expenses** | |
| Variable compensation (note 3) | 2,472,771 |
| Processing costs (note 3) | 544,110 |
| Trading and administration | 239,581 |
| Foreign exchange loss | 471,542 |
| Total Expenses | 3,728,004 |
| **Income before income taxes** | 1,766,632 |
| **Provision for income taxes** (note 6) | 600,787 |
| **Net income for the year** | 1,165,845 |

The accompanying notes are an integral part of these financial statements.

# Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Changes in Shareholder's Equity
**For the year ended December 31, 2013**

(expressed in US dollars)

| | $ |
|---|---|
| **Capital stock - Beginning of year** | 1,500,000 |
| **Shares issued during the year** | - |
| **Capital stock - End of year** | 1,500,000 |
| **Retained earnings - Beginning of year** | 5,592,128 |
| **Net income for the year** | 1,165,845 |
| **Retained Earnings - End of year** | 6,757,973 |
| **Total shareholder's equity – End of year** | 8,257,973 |

The accompanying notes are an integral part of these financial statements.

# Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Statement of Cash Flows
**December 31, 2013**

(expressed in US dollars)

| | $ |
|---|---|
| **Cash flows from operating activities** | |
| Net income | 1,165,845 |
| Changes in operating assets and liabilities | |
| Decrease in prepayments | 4,399 |
| Decrease in due from carrying broker | 320,928 |
| Increase in fail to deliver | (265,887) |
| Decrease in deferred tax asset | 1,158 |
| Decrease in due from parent | 142,974 |
| Increase in other assets | (625,010) |
| Increase in due to carrying broker | 247,916 |
| Increase in fail to receive | 17,971 |
| Decrease in current tax payable | (467,033) |
| Increase in accounts payable and accrued liabilities | 19,756 |
| **Net cash provided by operating activities** | 563,017 |
| **Increase in cash during the year** | 563,017 |
| **Cash - Beginning of year** | 6,895,437 |
| **Cash - End of year** | 7,458,454 |

**Supplemental cash flow information**

| | |
|---|---|
| Interest earned | 61,870 |
| Taxes paid | 1,691,790 |

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

## 1 Incorporation and corporate activities

Dundee Securities Inc. (the Company) was incorporated under the Ontario Business Corporations Act on September 20, 1995. The Company is a wholly owned subsidiary of Dundee Securities Ltd. (the Parent), which is incorporated under the Ontario Business Corporations Act and operates as an investment dealer. Dundee Securities is a member of the Investment Industry Regulatory Organization of Canada and Canadian Investor Protection Fund. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for US resident customers. The Company clears all transactions with and for customers on a fully disclosed basis through its parent, Dundee Securities. Accordingly, the Company does not hold customers' securities or perform custodial functions relating to customers' accounts.

## 2 Summary of significant accounting policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

### Cash

In the statement of financial condition and statement of cash flows, cash includes cash on deposit with Canadian financial institutions.

### Receivables

Financial instruments designated as receivable are initially recognized at the amount expected to be received less, when material, a discount to reduce the receivable to fair value.

### Securities transactions

Client transactions are entered into on a cash basis and are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Due to/from client balances represent failed trades.

### Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(expressed in US dollars)

**Taxation**

The amount of current and deferred income taxes payable or refundable is recognized at the date of the financial statements, utilizing currently enacted income tax laws and rates. Deferred income tax expenses or benefits are recognized in the financial statements for the changes in deferred income tax liabilities or assets between years.

ASC 740-10 requires companies to recognize the income tax benefits of uncertain income tax positions only when the income tax positions are more likely than not to be sustained, assuming examination by income tax authorities. The income tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized on ultimate settlement. There were no income tax positions that required examination.

**Financial instruments**

The fair value of the Company's financial instruments, including cash, carrying broker balances, parent company balances, fail to deliver, fail to receive, accounts payable and accrued liabilities, approximate the carrying values presented in the statement of financial condition due to their short-term nature.

**Fair Value Measurements**

The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes inputs to valuation techniques used to determine fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. As of December 31, 2013, all financial instruments are classified as Level 2 assets. There is no movement between levels during the year.

(expressed in US dollars)

### Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end rates of exchange, while revenue and expense items are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency exchange transactions are included in the statement of operations.

### Revenue recognition

Underwriting revenue consists of fees earned from underwriting activities. Revenue is recorded when the underlying transaction has been completed or is substantially completed under the terms of the engagement and the associated fees are earned.

Commission revenue is generated primarily from acting as agent for trading securities on behalf of clients and is recorded on a trade-date basis.

### Recently adopted accounting guidance

In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11, as amended by ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requires disclosure of the effect or potential effect of offsetting arrangements on the firm's financial position. ASU No. 2011-11 is effective for periods beginning on or after January 1, 2013. The adoption of standard did not have any impact on the Company's financial statements.

## 3 Related party transactions

Under an operating agreement dated January 17, 2013, the Company has entered into an arrangement with its parent, Dundee Securities, whereby Dundee Securities and its ultimate parent, Dundee Corporation, perform certain securities trading activities and recordkeeping services as agent for the Company. The Company recorded an expense of $544,110 for these processing costs.

In accordance with this operating agreement, the Company also recorded variable compensation of $2,472,771 which is paid or payable to employees of Dundee Securities.

The balance due from parent of $149,490 is due from Dundee Securities. This amount is due on demand and is non-interest bearing.

(expressed in US dollars)

## 4 Capital stock

Authorized
Unlimited common shares without par value

| | |
|---|---|
| Issued and outstanding | |
| 1,500,001 common shares | $ 1,500,000 |

## 5 Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 (the Act), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2013, the Company had net capital of $6,521,283 which was $6,421,283 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0803 to 1. The Company claims exemption from the provisions of Rule 15c3-3 of the Act as provided by paragraph k(2)(i) of that rule because it is a limited business and neither holds customers' funds nor performs custodial functions relating to customers' securities.

## 6 Income taxes

The Company is taxed in a Canadian jurisdiction and, as such, is bound by Canadian tax laws. Certain of the Company's gains relating to foreign currency exchange transactions are not currently taxable.

The statutory tax rate of 26.5% is the effective rate for the year ended December 31, 2013.

In connection with any potential or actual liabilities for uncertain tax positions, the Company had no change in its liabilities for the year ended December 31, 2013 and no liabilities for uncertain tax position at December 31, 2013.

Other assets consist of tax instalments of $1,209,429 less a provision for income taxes of $584,419.

The Company is currently not under examination in any taxation jurisdiction.

## 7. Contingencies and commitments

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

(expressed in US dollars)

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from related parties and failed trades. At December 31, 2013, the Company has no allowance for doubtful accounts with regard to these receivables.

## 8. Subsequent events

On January 13, 2014, the parent announced it had purchased approximately 60 retail advisors and their related books of business from Richardson GMP Limited for total consideration of approximately $14.1 million. This transaction will add approximately $1.9 billion to the parent's assets under management and administration. The transaction is expected to close on or about March 15, 2014.

The Company has updated its subsequent events disclosure through February 28, 2014, the filing date of these financial statements.

# Supplemental Information

# Dundee Securities Inc.

(a wholly owned subsidiary of Dundee Securities Ltd.)
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities Exchange Act of 1934
**At December 31, 2013**

| | | $ |
|---|---|---|
| Total Shareholder's Equity | | 8,257,973 |
| Deductions and/or charges: | | |
| Non-allowable assets | | (1,323,343) |
| Net capital before haircuts on securities positions | | 6,934,630 |
| Deduct: 6% haircut on Canadian cash | | 413,347 |
| Net capital | | 6,521,283 |
| Aggregate indebtedness: | | |
| Total liabilities | 523,824 | |
| Aggregate indebtedness | 523,824 | |
| Computation of basic net capital requirements | | |
| Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000) | | 100,000 |
| Excess net capital | | 6,421,283 |
| Ratio of aggregate indebtedness to net capital | | 0.0803 to 1 |

**Statement pursuant to paragraph d(4) of Rule 17a-5**

The reconciliation between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2013 FOCUS Report filed on January 27, 2014 is as follows:

| | |
|---|---|
| Net capital per unaudited December 31, 2013 FOCUS report | 6,411,932 |
| Adjusting items: | |
| - reclass of liabilities to non-allowable assets | 584,419 |
| - fail to deliver | (475,068) |
| Total adjustments | 109,351 |
| Adjusted net capital | 6,521,283 |

# Dundee Securities Inc.
Statement Regarding Rule 15c3-3 of the
Securities Exchange Act of 1934
**At December 31, 2013**

The Company is exempt from Rule 15c3-3 of the Act under paragraph (k)(2)(i) of that Rule.

# Supplemental Report of Independent Auditors

February 28, 2014

**To the Shareholder of Dundee Securities Inc.:**

In planning and performing our audit of the financial statements of Dundee Securities Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act (the Act), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Act's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission (SEC) to be adequate for its purposes in accordance with the Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on the Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

**Chartered Professional Accountants, Licensed Public Accountants**

pwc

February 28, 2014

**Report of Independent Accountants**

**To the Shareholder of Dundee Securities Inc.**

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of **Dundee Securities Inc.** for the year ended **December 31, 2013** which were agreed to by **Dundee Securities Inc.**, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the specified parties) solely to assist the specified parties in evaluating Dundee Securities Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended **December 31, 2013**. Management is responsible for **Dundee Securities Inc.**'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment of $7,753.47 on page 1, items 2B and of Form SIPC-7 to the bank statements of DSI which cleared on August 12, 2013.

   *We did not note any differences.*

2. Compared the Total Revenue amount of $5,494,636 reported on the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $5,494,636 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013.

   *We did not note any differences.*

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues reported on page 2, line 2d of $5,494,636 on the Form SIPC-7 and
   b. Recalculated the mathematical accuracy of the General Assessment @ .0025 reported on page 2, line 2e of $13,736.59 on the Form SIPC-7.

   *We did not note any differences.*

*PricewaterhouseCoopers LLP*
*PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2*
*T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca*

pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of **Dundee Securities Inc.**, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

**Chartered Professional Accountants, Licensed Public Accountants**